July 15, 2005

United States Securities
and Exchange Commission
Division of Corporate Finance
Mail Stop 05-05
Washington, D.C. 20549-0405

Re:	Dynamic Oil & Gas, Inc. (“Dynamic”) Form 20-F for Fiscal Year Ended December 31, 2004 Filed March 31, 2005 File No. 0-17551 Your Comment Letter Dated June 13, 2005

Dear Sirs:

In connection with the above-referenced comment letter, our responses are as follows:

Form 20-F for the Fiscal Year Ended December 31, 2004

General

SEC comment:

1.	Please include the most recent fiscal year covered by your report on the front page of your filing to comply with the form requirements.

Management’s response:

In future filings of our Form 20-F, we will ensure that the front page includes the most recent fiscal year covered by the report.

Operating and Financial Review and Prospects, page 41

Executive Overview

SEC comment:

2.
We note your disclosures in your executive overview, financial results, and selective financial data of various measures labeled “cash flows from operations,” which are not commensurate with the amounts reported as cash flows provided by operating activities in your statements of cash flows. Additionally, we note your disclosure on page 8 indicating these non-GAAP measures demonstrate your ability “...to generate the cash flow necessary to fund future growth though capital investment and to repay debt.” The disclosure of non-GAAP liquidity measures that exclude the effects of changes in working capital items, which are typically settled in cash, is not generally permissible under the guidance in Item 10(e)ii(A) of Regulation S-K.

Management’s response:

Dynamic’s use and determination of the non-GAAP measure, “cash flow from operations” has been historically consistent with disclosures used by certain leading Canadian oil and gas public companies. This measure excluded the effects of changes in working capital items.

Management’s review of disclosures relating to 2004 financial results of Canadian oil and gas companies shows that the non-GAAP measure discussed above is still being used for peer-group comparative purposes. However, some companies have recently moved toward disclosing a GAAP measure that includes the effects of changes in working capital items, entitled, “cash flow from operating activities”.

While it is yet unclear to Dynamic’s management that the above GAAP measure has been fully adopted as industry convention, we will adopt the GAAP approach in our future filings.

Financial Statements, page F-1

General

SEC comment:

3.
We note that you have not disclosed your accounting policies for either exploratory drilling costs or buy/sell arrangements. Please submit the disclosure revisions that you believe would be responsive to our February 11, 2005 Industry Letter, posted on our website at www.sec.gov/divisions/corpfin/guidance/oilgas011105.htm.

Management’s response:

Exploratory Drilling Costs

Our current accounting policy disclosure note regarding our treatment of exploratory drilling costs states “Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling and unsuccessful well are expensed when it becomes known the well did not result in a discovery of proved reserved or where one year has elapsed since the completion of drilling and near-term efforts to establish proved reserves are not foreseeable, intended, or in the Company’s control”

We will strengthen future disclosures by replacing the above disclosure or blending in the following words to our accounting policy notes:

“Exploration drilling costs are capitalized pending evaluation as to whether sufficient quantities of reserves have been found to justify commercial production. If commercial quantities of reserves are not found, exploration drilling costs are expensed. All exploratory wells are evaluated for commercial viability within twelve months of completion. Exploration wells that discover potentially-commercial quantities of reserves in areas requiring major expenditures before the commencement of production and where commercial viability requires the drilling of additional exploratory wells, remain capitalized as long as the drilling of the additional exploratory wells is underway or firmly planned.”

Buy/Sell Arrangements

Dynamic is not party to any buy/sell arrangements. A future note will be provided so stating.

Statements of Operations and (Deficit) Retained Earnings, page F-3

SEC comment:

4.
We note that you present unlabeled subtotals of revenues less royalties and production costs, but excluding amortization and depletion and exploration expense; and that you also present a measure of earnings from operations excluding these items. Similarly, you present unlabeled subtotals within the operating section of your Statements of Cash Flows on page F-4. Tell us how you characterize the unlabeled items and explain the significance that you impart to each of these measures, and which you believe would be helpful for your readers to understand.

Management’s response:

The use of the labeled and unlabeled subtotals to which you refer results from our historical presentation.

In future filings, we will present “Net Sales” (after Royalties and before Production Costs). Production Costs will be included with Expenses, along with Amortization and Depletion, and Exploration Expenses.

In our Statements of Cash Flows (re page F-4), use of the unlabeled subtotal within Operating Activities will be discontinued (see comments to 2. above).

Engineering Comments

Business Overview, page 19

Concentration of Operations, page 20

SEC comment:

5.
You indicate that the St. Albert property is your main producing property with it contributing 69% of your production. In future filings, please expand your disclosure to include all the requirements of Item 102 of Regulation S-K such as reserves, development and the nature of your interest.

Management’s response:

In future filings, we will expand our information with respect to core properties.

Estimated Reserves of Crude Oil, Natural Gas and Natural Gas Liquids, page 28 Reconciliation of Company Interest Proved Reserves (After Royalties), page 30

SEC comment:

6.
We note the 22% negative reserve revision in 2004. In as much detail as necessary, please explain this revision to us. You may submit technical evidence such as production decline curves, cumulative production over time, pre-drilling reserve estimates versus post-drilling results, etc. We may have further comments.

Management’s response:

Negative Reserve Revisions in 2004

The total proved negative reserve revisions of 1,228 mboe during 2004 were made up primarily of a net decrease of 5,382 mmcf (897 mboe) in proved gas reserves and a net decrease of 301 mbbl in light and medium oil reserves.

Of the 5,382 mmcf net decrease in proved gas reserves, 5,895 mmcf was due to technical revisions primarily associated with our Cypress field. Cypress revisions were effected by a combination of higher-than-expected decline rates from five producing wells and lower reserve and production expectations in two standing gas wells.

Also included in our technical revisions to our proved gas reserves was a reassignment of 1,179 mmcf of proved reserves to the probable category due to higher-than-expected declines at our St Albert 6-1-54-26W4 well and a decrease of approximately 617 mmcf due-to third-party, acid-gas contamination of our St Albert 10-22-53-26W4 well.

The following table shows our gas wells with significant negative reserve revisions in 2004 and the basis for the revisions:

	Dec 31/03	Dec 31/04	Production	Revision
Location	(mmcf)	(mmcf)	(mmcf)	(mmcf)	Basis for Revision
Cypress
00/d-38-E/94-B-9/0	838	-	141	(697)	Well performance
00/a-70-F/94-B-15/0	885	174	133	(578)	Well performance
00/d-67-F/94-B-15/0	976	61	451	(464)	Well performance
00/d-67-F/94-B-15/2	698	261	327	(110)	Well performance
00/b-27-G/94-B-15/0	608	-	-	(608)	Uneconomic to tie-in
					based on well test
02/b-27-K/94-B-15/0	1,242	-	83	(1,159)	Well performance
00/b-79-F/94-B-15/0	483	-	-	(483)	Uneconomic to tie-in
					based on off-target
					penalty
St Albert
00/6-1-54-26W4/2	7,283	4,699	1,405	(1,179)	Portion of proved
					reserves re-assigned to
					probable based on well
					performance
00/10-22-53-26W4/0	634	-	17	(617)	Uneconomic to produce
					due to acid gas
					contamination by third
					party
Total	13,647	5,195	2,557	(5,895)

The net decrease in our proved oil reserves of 301 mbbl was primarily due to technical revisions, of which 274 mbbls were associated with our St Albert field. St Albert revisions were effected by a combination of higher-than-expected decline rates from eight producing wells and lower reserve and production expectations in one infill drilling location.

The following table shows our oil wells with significant negative reserve revisions in 2004 and the basis for the revisions:

	Dec 31/03	Dec 31/04	Production	Revision
Location	(mbbl)	(mbbl)	(mbbl)	(mbbl)	Basis for Revision
St Albert
03/5-25-53-26W4/3	75.8	49.4	12.2	(14.2)	Well performance
00/11-25-53-26W4/3	27.2	3.1	10.8	(13.3)	Well performance
00/13-25-53-26W4/0	56.1	32.6	6.3	(17.2)	Well performance
03/13-25-53-26W4/6	102.1	29.0	30.4	(42.7)	Well performance
00/6-25-53-26W4/6	75.8	-	0.4	(75.4)	Well performance
03/10-36-53-26W4/2	48.8	18.6	0.6	(29.6)	Well performance
00/15-36-53-26W4/2	21.2	9.4	3.2	(8.6)	Well performance
02/3-1-54-26W4/3	24.5	-	-	(24.5)	Well performance
05/3-1-54-26W4/1	48.8	-	-	(48.8)	Reserves re-
					assigned as probable
					based on offset well
					performance
Total	480.3	142.1	63.9	(274.3)

Net Present Value of Reserves, page 30

SEC comment:

7.
We note that you only provide the net present value of reserves before income tax. FASB 69 requires that you provide the Standardized Measure of Net Present Value which is the Net Present Value of reserves after tax. In future filings, please include this or tell us why it is not necessary.

Management’s response:

For information purposes, our net present value of 2004 reserves before income tax has been included as an attachment to Form 20-F under Item 2.1(2) of our Form 51-101 – Report of Management and Directors on Canadian Oil and Gas Disclosure.

In future filings, the net present value of reserves before income tax will be included in the body of Form 20-F.

Management’s Closing Comments

In connection with the above comments, Dynamic hereby acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Dynamic may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Dynamic Oil & Gas, Inc.

Per:	“Michael A. Bardell” Michael A. Bardell Chief Financial Officer